UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 14, 2004                     Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE    2004-13

                                            FRG – Toronto Stock Exchange

                                            FRR – Frankfurt Stock Exchange

April 14, 2004

FRONTEER ANNOUNCES CLOSING OF SECOND TRANCHE OF $9.6 MILLION FINANCING

Vancouver, April 14, 2004 - Fronteer Development Group Inc. (FRG:TSX, FRR-Frankfurt) is pleased to announce that it has closed the second and final tranche of its previously announced private placement financing to raise additional gross proceeds of $2,420,000, for aggregate gross proceeds of approximately $9.6 million.   This financing was brokered by a syndicate of agents led by Pacific International Securities Inc.

Pursuant to this second and final tranche, Fronteer issued an additional 2,200,000 units at a price of $1.10 each. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share of Fronteer until April 13, 2006 at an exercise price of $1.45 for the first year and $1.65 for the second year.

Of their 7% commission of the gross proceeds raised, the Agents elected to take approximately $144,400 in cash and 22,727 in units. The Agents also received 220,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of Fronteer at an exercise price of $1.50 for one year.

Proceeds of the offering will be used for the exploration of Fronteer’s mineral properties in Labrador, Red Lake and Turkey, for the acquisition and development of new mineral properties and for working capital. Upon completion of the financing, Fronteer has approximately $12 million in its treasury and 30,484,666 shares issued and outstanding.

Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Fronteer is also in the process of concluding binding option agreements with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s  (“Teck Cominco”) to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President  & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

NOT FOR DISSEMINATION TO US NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES